EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 28, 2017

	January 28,	January 30,	January 31,	February 1,	February 2,
	2017	2016	2015	2014	2013
	(52 weeks)	(52 weeks)	(52 weeks)	(52 weeks)	(53 weeks)

Earnings:
Earnings before tax expense	$2,914	$3,094	$2,649	$2,282	$2,302
Fixed charges	1,037	903	896	797	823
Capitalized interest	(13)	(9)	(5)	(5)	(3)

Pre-tax earnings before fixed charges	$3,938	$3,988	$3,540	$3,074	$3,122

Fixed charges:
Interest	$535	$491	$493	$448	$465
Portion of rental payments deemed to be interest	502	412	403	349	358

Total fixed charges	$1,037	$903	$896	$797	$823

Ratio of earnings to fixed charges	3.8	4.4	4.0	3.9	3.8